Access
Pharmaceuticals, Inc.



03056456



FOCUSED *on the development of* VALUE ADDED PRODUCTS



PROCESSED
APR 23 2003
THOMSON
FINANCIAL

2002 Annual Report


ID8 Rho-HPMA in vitro 1000X
ID8 Folate-Rho-HPMA in vitro 1000X
ID8 B12-Rho-HPMA in vitro 1000X
ID8 Biotin-Rho-HPMA in vitro 1000X

Vitamin Mediated Tumor Targeting

The above figure shows the relative cell uptake of Rhodamine polymer without a targeting group (top left), Rhodamine polymer with vitamin B12 (bottom left), with folic acid (top right) and biotin (bottom right) in the ID8 tumor cell line. Increased brightness reflects increased uptake of Rhodamine polymer.

Front Cover:

Artist's rendition of light polarized through Access Pharmaceuticals' Hydrogel Nanoparticle Aggregate Crystal - a biocompatible material, suitable for drug delivery and tissue engineering applications.

This Annual Report was Designed by R. Jenece Austin

2002 Highlights

Acquisition of Vitamin Mediated Targeted Therapeutics. *Positive Preclinical Mucositis Data.* *Launch of Zindaclin® in the United Kingdom.* ***Fujisawa signs European Licensing Agreement for Zindaclin®.*** *Acquisition of Amlexanox Patents and Trademarks.* *Initiation of Final Phase III OraDisc™ Study.* ***AP5280 Polymer Platinate Advances to Next Clinical Development Phase.*** *European Approvals for Zindaclin® Achieved in 8 Markets.* *AP5346 Preclinical Development Completed.* ***Zambon Signs Amlexanox Licensing Agreement for 8 Markets.*** *Access Discovers an Exciting Innovative Bio-material.*

Table of Contents

Company Profile 2

Letter to Shareholders 3

Technology Portfolio 8

Financial Statements 20

Company
Profile

Product Portfolio

- 2 approved products
- 2 product candidates in pivotal clinical trials
- 3 product candidates in Phase I/II clinical trials
- 1 OTC product in development

Areas of Focus

- Oncology
- Oral disease
- Dermatology
- Advanced drug delivery

Innovative Research

- Vitamin mediated targeted polymer delivery
- Vitamin mediated oral drug delivery
- Nanoparticle aggregate technologies

Business Model

- Build a diverse development pipeline which is not reliant on an individual product or technology for the Company's success.
- In-licensing or acquisition of novel products or technologies.
- Out-license product candidates to pharmaceutical companies to enhance commercial potential and reduce development risks.

Dear Shareholders:

In a very challenging environment Access has completed yet another successful year, both scientifically and commercially. 2002 saw a continuation of the difficult financial environment both in the healthcare and the micro-capitalization sectors. Compounding the problem for biopharmaceutical investing has been a reduction in the number of FDA product approvals and the high profile clinical development disappointments of several promising product candidates. These external factors resulted in the advancement of the Company not being accurately reflected in the Company's market capitalization. Access' management continues to believe that execution of our strategic plan will result in enhanced shareholder value which will ultimately be reflected in our share price, given a more favorable financial and biopharmaceutical environment.

2002 has been a year of transition for Access. As we entered the year, the Company had historically generated little revenue. However, during the 4th quarter, product revenues, royalties and licensing revenues were realized. Over the next 12-24 months, it is anticipated that two additional products will be commercialized which will enhance the revenue stream generated by the two products currently marketed.

Year in Review

During 2002 we made significant progress to secure the future of the Company, with the commencement of sustainable revenue streams from our approved marketed products. The principal commercial milestones that have contributed to the achievement of this revenue stream are:

- *The launch of Zindaclin® in the United Kingdom.*
- *The acquisition of the amlexanox patents and trademarks.*
- *European approvals for Zindaclin® in 8 markets.*
- *Fujisawa signs European Licensing Agreement for Zindaclin®*
- *Zambon signs amlexanox Licensing Agreement for 8 markets.*

Equally important to our success in 2002 was the advancement of our product development programs. The achievements in this area included:

- *Initiation of final Phase III OraDisc™ study.*
- *AP5280 polymer platinate advancement to next clinical development phase.*
- *Completion of preclinical development of AP5346.*

- *Completion of preclinical development of AP5346.*
- *Positive preclinical mucositis data.*

The Company was further strengthened by the expansion of our scientific organization and development capabilities, both of which should enhance cost effective product development. Additionally, our development pipeline was significantly enhanced through the discovery of a novel biomaterial and the acquisition of our vitamin mediated oral and targeted delivery technologies.

Access Positioning

We believe that our focus on developing value-added products to improve clinical outcomes, principally by applying our novel drug targeting and delivery technologies, favorably positions the Company in the current biopharmaceutical environment. Numerous factors are contributing to this positive environment, including, the expiry of major patents, the sparse drug pipeline of major companies, the need to manage product life-cycles through innovative product introductions and the need for enhanced delivery vehicles for biologics. These factors are providing opportunities for Access to collaborate with numerous companies, to out-license our technology or enter into research and development collaborations to evaluate drug targeting and delivery approaches for compounds owned by other companies.

In the current environment, having approved products generating revenues to offset development costs and carefully controlling the operating expenses, thus reducing the financial requirements of the Company, puts us is an advantageous position. Cost effective product development utilizing the appropriate mix of internal and external resources remains a high priority of the Company.

Execution of Strategic Plan

In January 1996 when Access, as it is currently configured, was created, a strategic plan was developed which has continued to be the road map for the growth of the Company. The principal elements of this plan are: the development of a broadly based balanced portfolio, out-sourcing development expertise, partnering for advanced clinical development and commercialization to reduce risk and the acquisition of product candidates and technologies.

The benefits of executing all aspects of this plan are now beginning to be realized. The advantage of having a balanced portfolio, in terms of development risk, time to market and reward, has enabled us to commence the flow of the introduction of new products. This, coupled with our development and partnering strategy, and avoiding the early research phase, has enabled the Company to develop our technologies without consuming enormous amounts of cash, thus avoiding shareholder dilution.

We continue to believe that our strategic vision for the Company, given our resources and the current operating environment, is the plan which will generate maximum shareholder value. Consequently, execution of this plan will continue to be the mission of management.

Research and Development Success

The cornerstone for the future success of the Company is the continued renewal of our product development pipeline. As product candidates advance from preclinical development into clinical development, it is essential that the next generation of preclinical candidates be identified to accelerate our medium and long-term growth.

During 2002, two significant events occurred which will form the basis of our preclinical development activities over the next 3-5 years. The acquisition of the vitamin mediated oral and targeted delivery technologies and the discovery of the nanoparticle aggregate technology represent significant potential for numerous product opportunities.

Our vitamin mediated delivery systems are advanced drug delivery vehicles that are receptor mediated, and provide for active delivery to specific sites that upregulate the receptor. This is compared with conventional drug delivery technologies which have been principally passive systems to provide extended drug release or the ability to administer a product in a more convenient dosage form. The future of drug delivery is the ability to selectively deliver or transport materials to a specific site, the vitamin mediated systems allows us to compete in this exciting field.

Our nanoparticle aggregate technology is a new biomaterial which offers significant advantages over currently available technologies. The technology advantages include the ability to tightly control the properties of the material including the drug release profile, the degradation of the product, the incorporation of a drug in a particle or within the network of particles, and the nature of the manufacturing process.

It is planned for one product candidate utilizing these technologies to enter clinical development over the next 12 months.

Organization Development

During 2002, we have strengthened our scientific organization. This was achieved through the acquisition of the targeted therapeutics group and the expansion of the organization in Dallas. This organization expansion has occurred in two scientific disciplines, biology and chemistry.

Tangible results from this decision have been realized, including the progression of AP5346 from product candidate selection to clinical development with a period of 14 months. Without our new biology capabilities, not only would this timescale have been impossible, but our data package would not have been as comprehensive and the projects would have cost significantly more to complete.

Where there is an organizational need or a financial justification for an expansion in current activities we will continue to selectively increase our manpower. Currently, the Company employs 33 people of which 28 are scientific employees. Given our current business plan, we do not expect to increase headcount beyond 40 in 2003.

Challenges Facing Access

The challenges we face are similar to those facing most micro-capitalization biopharmaceuticals companies and the pharmaceutical market in general. Micro-capitalization biopharmaceutical companies continue to struggle to secure financial market support and gain the necessary visibility to have the real value of the company reflected in its market capitalization. Achieving greater investor awareness remains a high priority of management. Continuing to achieve commercial and development milestones will assist in securing recognition, which would be further enhanced through securing significant development partners for our technologies. These activities remain a high priority for management.

One of the major challenges facing the global healthcare market is the issue of pricing, particularly as it relates to the pricing differential in the United States. The movement of product within the European Union also represents a challenge to the industry, as reimbursement prices are established by each member state and can vary quite significantly. Access has addressed these issues, where possible, and believes that the actions taken will minimize any problems associated with differences in pricing.

Another challenge being confronted by micro-capitalization biopharmaceutical companies is securing the necessary financing to fund technology development. We believe that Access is favorably positioned given our current cash balances, projected revenue streams and expense control and that any additional funding required, which is not anticipated during 2003, could be secured.

Year Ahead

The Company is poised for an exciting year in 2003 as we continue our progression towards generating positive cash flow and our product candidate portfolio advances through the various development and clinical phases. It is anticipated that during the upcoming twelve months, the global commercialization of amlexanox and Zindaclin will continue with additional licensing agreements and product registrations being achieved. This revenue stream could be complemented by the launch of our OTC benzocaine product, currently in development and

outlicensing of our clinical product candidates. We expect that our exciting preclinical technology to advance in development and that research collaborations can be established around this technology.

I look forward to sharing with you the accomplishments of the Company in the upcoming 12 months. To all the groups who contribute to the success of the Company, I thank you for your continued support.

Sincerely,



Kerry P. Gray,

Pesident & CEO

Technology

Portfolio

Marketed Products

Aphthasol® - Amlexanox 5% Paste

Zindaclin® - Zinc Clindamycin Gel

Clinical Cancer Programs

AP5280 - Polymer Platinate

AP5346 - Polymer Platinate

Mucoadhesive Liquid Technology - Mucositis

Advanced Delivery Technology

Vitamin Mediated Targeted Delivery - Cancer

Vitamin Mediated Oral Drug Delivery

Hydrogel Particle Aggregates

OraDisc™

Marketed

Products

Aphthasol®- Amlexanox 5% Paste

Recurrent aphthous ulceration is recognized as the most common oral mucosal disease affecting humans. Defined as a chronic, non-infectious, inflammatory mucosal disease with no defined principal etiology, recurrent aphthous ulceration affects approximately 20% of the population. Recurrence can be precipitated by trauma, hormonal changes, physical or psychological stress, chemical irritants and allergic reactions to food. Aphthasol is the only FDA approved prescription product for the treatment of recurrent aphthous ulcers, the benefits of the product being established through extensive clinical research.

A post marketing study has been conducted at Queen's University of Belfast to determine if patients with a history of recurrent aphthous ulcers can prevent the development of an ulcer by applying amlexanox 5% paste in the prodromal state of the disease. A secondary objective of the study was to evaluate healing rate and pain when patients were treated either at the prodromal stage or when treated at the onset of ulceration, compared to no treatment. The results achieved in this study were very impressive and provides for an ideal product positioning in the market place. 65% of patients treated at the prodromal stage did not develop an ulcer.

Chronic sufferers of the disease recognize the benefits of initiating treatment at the first sign or symptom of the disease. Consumers perceived benefits include accelerated healing, reduced pain, reduced inflammation and that the product provides a barrier which reduces irritation.

Access has established an extensive network of licensing partners to globally market amlexanox 5 % paste:

Marketing Partner	Territory
Zambon Group	*France, Germany, Italy Belgium, the Netherlands Switzerland, Brazil and Colombia*
Mipharm S.p.A.	*Italy*
Laboratorios Esteve	*Spain, Portugal and Greece*
Strakan Ltd.	*UK & Ireland*
Meda	*Denmark, Sweden, Finland, Norway, Iceland and the Baltic States*
PharmaScience	*Canada*

The Company has an ongoing program to extend the licensing network to include the major international markets. Currently, Access is distributing the product in the United States. Ultimately, the objective is to secure a marketing partner who has the capability of promoting the OraDisc A amlexanox formulation directly to consumers. Access intends to institute a revised marketing program in the United States directed at both consumers and dentists using the results of the prodromal study as the basis of the marketing platform. This program is planned to commence later in 2003.

Consumer and dental research confirms that an effective marketing program to increase awareness of the product and its benefits should produce a significant increase in prescription volume. Market research indicates dentists intent to prescribe in excess of 85%, and 70% of dentists view the importance of treatment as high. Importantly, 55% of consumers who suffer this condition expressed a willingness to obtain a prescription, which indicates the perceived importance of treatment in this group.

Continued

Zindaclin® - Zinc Clindamycin

During 2002 Zindaclin was launched onto the UK market, representing the second commercial product utilizing Access technology. Strakan Ltd., our worldwide strategic partner, developed Zindaclin utilizing Access' proprietary ResiDerm® topical delivery technology.

The ResiDerm technology utilizes zinc ions to formulate topical products to enhance the penetration of the drug into the skin and allow for the retention of the drug in the skin, creating a "drug reservoir effect." Zindaclin is positioned as a once daily therapy for the treatment of mild to moderate acne, with an improved side-effect profile derived from the reduced systemic absorption of clindamycin.

Strakan has implemented an aggressive outlicensing program with numerous licenses already executed and additional licenses pending. The current Zindaclin international marketing network is as follows:

Marketing Partner	*Territory*
Strakan Ltd.	*UK and Ireland*
Fujisawa	*Continental Western Europe*
Hyundai Pharmaceuticals	*Korea*
Taro Pharmaceuticals	*Israel*
Farmasel Ilac	*Turkey*
Unipharm	*Syria and Lebanon*

Strakan has received regulatory approval in eight European Union countries including the United Kingdom, France and Germany. Regulatory activities are ongoing to secure product approval throughout Europe and an extensive number of international markets.

Recently, Strakan has met with the FDA to determine the necessary clinical development program to support a new drug application. It is anticipated that an additional Phase III placebo-controlled clinical study will be required for US approval, in addition to supportive clinical data.

The global regulatory activities and subsequent commercialization of Zindaclin is gaining momentum. With Fujisawa, a major dermatology company, poised to introduce Zindaclin in France, Germany and other European markets in 2003. With additional licensing agreements and product launches, a solid commercial base for Zindaclin should be established in 2003.

Cancer

Programs

AP5280 - Polymer Platinate

Chemotherapy, surgery and radiation are the major components in the clinical management of cancer patients. Chemotherapy is increasingly used as an adjunct to radiation and surgery to improve their effectiveness, and serves as the primary therapy for some solid tumors and metastases. For chemotherapeutic agents to be effective in treating cancer patients, however, the agent must reach the target cells in effective quantities with minimal toxicity in normal tissues.

The current optimal strategy for chemotherapy involves exposing patients to the most intensive cytotoxic regimens that they can tolerate. Clinicians attempt to maximize efficacy through the use of drug combinations, coupled with a search for optimal dosing regimens and method of administration. Notwithstanding clinicians' efforts, most current chemotherapeutic drugs have significant shortcomings that limit the efficacy of chemotherapy. In addition, the risk of serious toxic effects, including bone marrow suppression, neuropathy, and irreversible cardiotoxicity, places a further limitation on the use of the current anticancer drugs, which can limit their use to sub-curative doses.

AP5280 was designed to overcome the shortcomings of current platinum therapy by preferentially directing the drug to the tumor site and minimizing exposure of the tissues which result in dose limiting toxicities. Also, tumor uptake is enhanced by increasing the circulation time of the product in the blood stream. A further advantage of the AP5280 polymer platinate approach is the control of the drug release rate, and having the drug selectively released at the tumor site.

During 2002, the initial Phase I study to evaluate AP5280 was completed. The dose limiting toxicity was nausea and vomiting despite the use of antiemetics, which is a different toxicity profile compared with other platinum drugs where more serious toxicities are observed including renal toxicity, neuropathy and myelosuppression. The estimated highest safe dose is 3,300 mg/Pt/m^2 which is approximately 10 times higher than the highest safe dose of carboplatin. This study confirmed the data generated in preclinical studies, including the increase in drug elimination time and the ability to significantly increase dosing. In a sample of only three patients where the tumor was biopsied, significant platinum DNA complexes were formed. DNA adduct formation is thought to be the mechanism by which platinum is effective in inhibiting tumor growth.

Access has now commenced the next phase of clinical development, a Phase I/II study utilizing a weekly dosing regimen, as compared to the three weekly dosing regimen used in the initial study. The initial phase will determine the weekly clinical dosing while the Phase II study will assess the clinical efficacy of AP5280 as a single therapy in ovarian cancer patients. The study commenced in the fourth quarter 2002 and is expected to be completed in early 2004.

AP5346 - Polymer Platinate

Colorectal cancer is a major cause of death worldwide with 500,000 patients dying annually. Approximately one million new cases are diagnosed every year. The 5-year survival rate for patients diagnosed for all stages of the disease is only 40%. For patients with primary disease, surgery is a major treatment strategy, however, metastasis may develop after surgery. Additionally, a significant number of patients at diagnosis have advanced cancer or metastasis. With metastatic disease, chemotherapy constitutes the first-line and often, the only treatment approach.

Oxaliplatin, which is a DACH platinum, is the only platinum derivative with demonstrated efficacy in the treatment of metastatic colorectal cancer. Oxaliplatin when administered in combination with 5-fluorouracil, results in a doubling of the remission rate, a 50% improvement in progression-free survival of patients, and achievement of a median overall survival rate of more than 16 months. Oxaliplatin, is marketed in Europe and numerous international markets as a first-line treatment for colorectal cancer, and in the United States as a second-line treatment in combination with 5-fluorouracil and leucovorin.

Access has developed a polymer DACH platinum, AP5346, which has completed preclinical development.

Continued

The rationale for employing a polymeric drug carrier approach is to exploit the enhanced permeability and retention effect (EPR) by which macromolecules may accumulate and be retained within a tumor. A second advantage of polymeric delivery is the potential achievement of a therapeutic index superior to that of conventional therapy (enhanced activity with altered or less severe systemic toxicity) due to rapid renal elimination of the portion of the drug not retained in the tumor.

Highlights of the preclinical data includes:

- Compared with both carboplatin and oxaliplatin in mice bearing B16 melanoma tumors, which is considered one of the animal models more predictive of potential success in humans, virtually complete tumor growth inhibition and significantly prolonged tumor growth delay was experienced with AP5346, compared with limited tumor growth inhibition and no prolongation of tumor growth delay for carboplatin and oxaliplatin.
- When administered at the single-dose maximum tolerated dose, carboplatin is modestly active and oxaliplatin is inactive in a 2008 human ovarian mouse xenograft model. By contrast, AP5346 is highly active and demonstrated sustained tumor growth delay.
- AP5346 provides superior tumor growth inhibition and survival superior to that of oxaliplatin in a murine Lewis lung tumor model, a HCT-116 human colon tumor xenograft model and a HT-29 human colon tumor xenograft model.
- Preclinical data in two animal models is as follows:

Multidose Activity of AP5346 in a B16 Melanoma Tumor Model


Vehicle
Oxaliplatin 5 mg Pt/kg q1wx3
AP 5346 75 mg Pt/kg q1w x 3
TUMOR MASS (MG)
DAY

2008 Human Colon Tumor Xenograft
AP5346 versus Oxaliplatin


Vehicle
Oxaliplatin 6 mg Pt/kg
Carboplatin 65 mg Pt/kg
AP5346 225 mg Pt/kg
TUMOR MASS (MG)
DAY

A Phase I study has been initiated at two European sites, in France and the Netherlands. The study is designed to establish the maximum tolerated dose to be administered in future clinical studies. Where possible, tumor biopsies will be conducted to evaluate platinum tumor DNA adduct formation, which is the mechanism by which platinum is thought to inhibit tumor growth. Upon successful completion of the Phase I study, a Phase IIA study will be conducted in ovarian cancer patients to determine the initial efficacy of AP5346.

Continued

Mucoadhesive Liquid Technology

Mucositis is a debilitating condition involving extensive inflammation of mouth tissue that affects an estimated 550,000 cancer patients in the United States undergoing chemotherapy and radiation treatment. Any treatment that would accelerate healing and/or diminish the rate of appearance of mucositis would have a significant beneficial impact on the quality of life of these cancer patients and may allow for more aggressive chemotherapy.

Access has developed a proprietary non-irritating mucoadhesive liquid technology which provides a protective film over the entire mucosal surface. This technology is suitable for topical or systemic drug delivery, and can incorporate a wide variety of active substances to provide prolonged drug delivery.

The use of the mucoadhesive liquid technology as a protective liquid film to prevent and treat mucositis has been evaluated in a clinical study. In this study, there was no control untreated group, consequently, a retrospective analysis was conducted to compare the results achieved with the mucoadhesive liquid to historical patient databases. This analysis indicated that the mucoadhesive liquid was able to prevent the onset of clinically relevant mucositis. Defining clinically relevant mucositis as a score on the Oral Mucositis Assessment Scale (OMAS) of greater than 0.5, 11 of 26 or 42% of the patients using the mucoadhesive liquid technology did not reach this level compared to 3 of 43 or 7% of the control group. This difference is highly statistically significant.

Prior to committing to an expensive Phase III clinical program, Access conducted four studies utilizing a hamster mucositis model. This model has been extensively used to evaluate potential products for the treatment of mucositis. To mitigate the inherent variability in animal models, a meta analysis of all data from the hamster studies was conducted.

An analysis of the hamster data showed that all saline control animals developed ulceration whereas 26% of treated animals had no ulcerative disease and 36% of the animals had transient ulceration (observed only on one day).

The results achieved in the hamster studies clearly indicate the ability of the mucoadhesive liquid technology to prevent the onset of clinically relevant mucositis in this model. These hamster studies support the findings of the Phase II clinical study where the mucoadhesive liquid was able to prevent clinically relevant mucositis in patients.

The preclinical and clinical data confirms the potential of the technology to be a platform for the development of numerous products to prevent and treat the various phases of mucositis. Access has conducted a meeting with the FDA to determine the clinical development requirements. The clinical program is currently being evaluated with the next phase of development planned for later in 2003.

Advanced

Delivery

Technology

Vitamin Mediated Targeted Delivery - Cancer

In many diseases which involve cell proliferation, there is increased demand for certain vitamins compared with normal tissue. Access Pharmaceuticals has technology which takes advantage of this increase in demand. By coupling drugs to vitamins, more drug can be delivered to the diseased region. This effect can be amplified by attaching the vitamin and several molecules of the drug to a polymer, or encapsulating the drug in a nanoparticle coated with the vitamin. Access owns several patents and patent applications which provide the Company with a proprietary position in amplified vitamin-mediated targeted delivery of drugs to sites of disease.

There are several diseases for which this targeting approach holds promise; for example, rheumatoid arthritis, psoriasis, acute leukemia, lymphomas, Crohn's disease, ulcerative colitis, and multiple sclerosis. Access Pharmaceuticals is developing applications of this technology in the area of oncology, while seeking collaborations and partnerships for development of this technology for other diseases.

Our initial research has focused on targeting with vitamin B12, folic acid, and biotin. Not all cancer cells have increased demand for all vitamins, so we have screened a wide variety of cancers to determine which cell types take up one or more of these three vitamins. The following chart summarizes results from this screening process. Colors are used to highlight cells which show a high affinity for certain vitamins, and the results clearly demonstrate that increased uptake of biotin appears to occur whenever cells also have increased demand for either vitamin B12 or folic acid.

Tumor	Tumor Type	Polymer	Folate Polymer	VB12 Polymer	Biotin Polymer
Colo-26	Colon	-		+++	+++
HCT-116	Colon	+/-	-	-	-
B16-F10	Carcinoma	-	-	-	-
P815	Mastocytoma	-	+/-	++	+++
L1210	Leukaemia	+/-	+	+	+
L1210 FR	Leukaemia	-		+	+++
O157	B cell Lymphoma	+/-	+/-	+/-	+/-
BW5147	T cell Lymphoma	+/-	+/-	+/-	+/-
M109	Lung	-			+++
LL-2	Lung	-	-	-	-
Ov 2008	Ovarian	-		-	++
ID8	Ovarian	-		+	++

These results were obtained from cell uptake studies in which the fluorescent dye Rhodamine was first attached to a polymer. The figure on the inside front cover shows the relative cell uptake of Rhodamine polymer without a targeting group (top left), Rhodamine polymer with vitamin B12 with folic acid and biotin in the ID8 tumor cell line. Increased brightness reflects increased uptake of Rhodamine polymer.

To provide efficacy data, studies were conducted in a rodent tumor model. Inhibition of tumor growth was determined in this model using methotrexate, a toxic drug used for the treatment of cancer, and in several polymer-methotrexate conjugates. Linking several molecules of methotrexate to a polymer utilizes the principles of polymer therapeutics to enhance tumor uptake, while attachment of a vitamin to the polymer should increase efficacy further, if the tumor has a high demand for that vitamin. The following bar chart demonstrates the potential of this approach. The height of each bar reflects the average size of a tumor in rodents, either untreated, treated with methotrexate, or treated with methotrexate coupled to a polymer.

The bar on the left is the average tumor size without treatment. The light blue bar (marked "Mtx") is the average tumor size following treatment with methotrexate. The bar marked MTX-HPMA is the average

Continued

tumor size following treatment with the methotrexate polymer. While methotrexate alone does inhibit tumor growth, the methotrexate polymer does significantly better when compared with either the untreated group, or the methotrexate group. The final two bars in the graph show the average tumor size in groups treated with methotrexate polymer to which either vitamin B12 or folic acid (FA) is also attached. While there is no significant difference in tumor sizes between the groups treated with vitamin B12 methotrexate polymer and those treated with methotrexate polymer, the folic acid methotrexate polymer does significantly better than either of the other two polymer conjugates.

Mean tumor weight following treatment with

Methotrexate or Methotrexate polymers, 10 mg/kg, 3 x iv.


Tumor Weight (g)
2.5
2.0
1.5
1.0
0.5
0.0
Control
Mtx
Mtx-HPMA
B12-Mtx-HPMA
FA-Mtx-HPMA

These examples demonstrate how this technology is providing exciting preclinical data. The vitamin-mediated targeting technology has the potential to enhance the tumor delivery and effectiveness of a wide variety of proven cytotoxic agents. Access Pharmaceuticals is continuing to develop the vitamin-mediated targeting technology, and expects to select a clinical development candidate in 2003.

Vitamin Mediated Oral Drug Delivery

Many drugs and drug candidates have limited application, not because of poor efficacy, but because of poor absorption of the drug from the gastrointestinal tract. Technologies to enhance oral drug delivery are therefore essential for the success of many drugs. Most oral drug delivery technologies seek to increase the amount of drug in the GI tract by providing protection from the hostile environment in the stomach. However, these technologies fail to overcome the fundamental problem of poor absorption. Our technology addresses this problem by utilizing the body's natural transport system for vitamin B12 (VB12). This receptor-mediated process actively transports VB12 from the gut to the blood stream. Our scientists have found that the attachment of VB12 to drugs, polymers containing drugs, and even nanoparticles (in which drug is encapsulated) provide constructs which are absorbed into the body using the VB12 uptake mechanism.

Initial proof-of-principle of this technology was provided using the Caco-2 cell monolayer technique. This monolayer method is well-established in drug development, and it has been shown that there is good agreement between results in the Caco-2 monolayer method and the ability of a drug to cross the cells lining the gut. Using the protein GCSF as an example, as shown in the following barchart, hardly any unmodified GCSF crosses the monolayer (left bar), but relatively large amounts of three different VB12-

Continued

GSCF conjugates (GBC-1, 2 and 4) can cross the cells using the VB12 receptor-mediated uptake mechanism.


Total GCSF in BL domain (ng)
0
1
2
3
4
5
6
GCSF Control
GBC-1
GBC-2
GBC-4

By radiolabeling the protein, it is possible to follow its distribution in the body following oral absorption. The barchart (below, left) shows results of such a study in a rodent, using a VB12 conjugate of another protein, LHRH. The distribution data (light blue bars) shows that a large amount of the radiolabeled protein conjugate is taken up and distributed around the body. When taken with a large amount of vitamin B12, uptake of the VB12-protein conjugate is reduced (dark blue bars), demonstrating that uptake is being facilitated by a VB12 receptor-mediated process that can be saturated.

A similar biodistribution study was performed using radiolabeled nanoparticles (barchart, below, right). Much larger amounts of radiolabeled nanoparticles were seen in the body following oral administration when the nanoparticles were coated with VB12 (dark blue bars) compared to uncoated nanoparticles (light blue bars), providing proof that the VB12 uptake mechanism has the capacity to transport nanoparticles, and the nanoparticle uptake is enhanced by utilization of this mechanism.


VB12-LHRH
VB12LHRH + excess VB12
% administered dose
0
2
4
6
8
10
12
14
Liver
Kidney
Spleen
Lung/heart
Skin
Muscle
Plasma


Plain
5'OVB12
% administered dose
0
1
2
3
4
5
6
7
8
9
10
Blood
Heart
Liver
Spleen
Kidneys
Lungs
Skin
Muscle
Thyroid

Access is in discussion with several companies exploring the possibility of conducting collaborative research utilizing this technology in conjunction with specific drugs.

Continued

Hydrogel Particle Aggregates

Access scientists have developed a unique material which we have termed hydrogel particle aggregates. These novel aggregates have potential for use in a wide variety of pharmaceutical and non-pharmaceutical applications.

A hydrogel is a loosely crosslinked hydrophilic polymer that swells when placed in polar solvents. Most hydrogels are capable of imbibing large amounts of water and this network with a high ratio of water to polymer in the swollen gel renders the material more biocompatible. A bulk piece of hydrogel at the molecular level can be considered an "infinite" block of material extending in every direction uniformly. A conventional bulk hydrogel allows for uniform chemical and physical properties throughout the gel but suffers from some drawbacks in the ability to recover from stress and strain and the potential for partitioning materials into localized regions within the network.

We have developed a material composed of hydrogel micro-or nano-particles that takes advantage of the inherent biocompatability of hydrogels while overcoming problems with local stress and strain. The hydrogel particle aggregate technology also allows tailored regions of drug incorporation and release. Our particles possess strong surface adhesive forces which cause particles to coalesce and form aggregates which are shape retentive. These composites can be cast molded or extruded into a desired shape. The particles are made from materials which have been used for decades in medical products, so there is already a well-established safety profile for these materials.



Hydrogel Nanoparticles **Nanoparticle Aggregate**

Bulk materials produced from hydrogel particle aggregates can have a variety of properties which are incorporated by design through selection of the particle properties; these include hardness, elasticity, and erodibility.

Important differences between aggregates and conventional bulk materials arise when comparing mechanical properties of the two types of material. For example, "tough" elastomeric hydrogels used in tissue engineering constructs typically fail catastrophically when placed under high strain or shear forces. As the network begins to fail under stress, the material physically breaks down. Hydrogel particle aggregates exhibit superior performance compared to bulk materials under stress as the particles can slip past each other allowing local deformation and repair. In studies of mechanical properties, Access' particle aggregates have elastic moduli up to 8 times those of bulk materials, without failure.

One major strength of Access' hydrogel platform lies in the ability to tailor the degradation of hydrogel nanoparticles and hydrogel nanoparticle aggregates. Particle surface properties can be modified to change the adhesion forces, allowing particle aggregates to erode at controlled rates. In addition, our degradable crosslinker technology can be incorporated into particles, so that the particles can also degrade at controlled rates. This provides for a tremendous amount of flexibility in design of controlled release drug delivery systems using this technology.

Continued


Nanoparticle Aggregate
Nanoparticle Dissociation

Drugs can be incorporated within the particles, and their release controlled by a combination of diffusion and particle degradation. Larger drugs can be placed in the spaces between nanoparticles, and release of these drugs is controlled by the rate of particle erosion. The holes in the lattice can be tailored by varying the particle size. These spaces have been used to encapsulate proteins during aggregate formation. Using bovine serum albumin as an example protein, protein drug delivery systems have been developed which allow for controlled release of the protein over hours and months, with little of the burst release which is typical for most drug delivery systems. Hydrogel particle aggregate drug delivery compositions are manufactured in the absence of organic solvents, thus providing mild conditions for protein incorporation, with little potential for denaturing the protein.

By constructing particle aggregates from two or more different types of particle, it is possible to make devices from which some particles erode and escape while others remain to maintain structure. The following electron micrograph image showing pores formed in a solid hydrogel nanoparticle aggregate after 24 hours of dissociation. The holes are large enough for cells to infiltrate into the matrix. This type of device could be ideally suited for tissue regeneration applications.


1000X 10 KV

Scientists at Access are continuing to explore the exciting properties of this material to identify further potential applications while initiating development of a protein controlled-release delivery system.

Continued

OraDisc™

Access has received a notice of allowance for the patent application covering the OraDisc technology with the patent to issue in April 2003. The disc consists of three layers, with the rate of erosion and drug delivery controlled by the formulation of the backing layer. The product can be conveniently manufactured with the process being easily scaled to commercial production at a cost which will enable consumer products to be marketed.

This technology is applicable to products that require localized oral delivery such as amlexanox or benzocaine, sustained or controlled buccal delivery or products requiring protection from premature degradation, and first-pass hepatic metabolism.

- Consumer research indicates that compared with conventional gel formulations, a bio-adhesive disc delivery system was rated more effective, and is the preferred delivery vehicle.

- The disc is considered an ideal vehicle in that it provides a medication and a protective barrier from irritants. These desired properties translated into a higher intent to purchase, a greater perceived value and consumer satisfaction.

- When compared to available over-the-counter gel products, the disc was considered more effective, had a higher level of intent to purchase at a premium price and was rated as easy to apply as a gel product.

OraDisc™ A

The first development utilizing this technology is OraDisc A, a 40 mg disc containing 2 mg of amlexanox, being developed as an improved delivery vehicle for amlexanox for the treatment of aphthous ulcers. The results of our initial Phase III study confirmed the effectiveness of the product.

The clinical development program necessary to file an NDA is almost complete. A Phase III, 700 patient vehicle and untreated controlled parallel-group study has been completed, with the study results anticipated in the second quarter 2003. In addition, a 28 day safety and tolerance study in 100 patents, to assess sensitization and irritation has been fully enrolled. Assuming the successful conclusion of the clinical program, it is anticipated that an NDA will be filed later this year.

OraDisc™ B

An OraDisc containing benzocaine has been developed for the localized delivery of this topical anesthetic for oral pain relief. This product candidate is planned to be marketed as an over-the-counter consumer product which could be available within 12 months. Consumer tests indicate that benzocaine in this delivery vehicle would gain greater patient acceptance than currently available gels. Production scale-up and the initiation of ICH stability testing are the next steps in the development process.

2002 ANNUAL REPORT

Financial

Statements

Management's Discussion and Analysis, 21

Consolidated Balance Sheets, 27

Consolidated Statements of Operations, 28

Consolidated Statements of Stockholders' Equity, 29

Consolidated Statements of Cash Flows, 30

Notes to Consolidated Financial Statements, 31

Independent Auditior's Report, 43

Financial Data , 44

This annual report contains certain statements that are forward-looking, including but not limited to statements made relating to our research and development relating to our platinum program, clinical trials, the effectiveness of our drug candidate and the timing of our clinical trials. These statements are subject to risks and uncertainties and actual results may differ from those described in this annual report. These risks and uncertainties include the uncertainties associated with research and development activities, clinical trials, our ability to raise capital, the integration of acquired companies and technologies, the timing of and our ability to achieve regulatory approvals, dependence on others to market our licensed products, collaborations, future cash flow, the timing and receipt of licensing and milestone revenues, projected future revenue growth and our ability to generate near-term revenues, the future success of the Company's marketed products Aphthasol® and Zindaclin® and products in development including polymer platinate, OraDisc™ and our mucositis technology, our ability to develop products from our platform technologies, our ability to manufacture amlexanox products in commercial quantities, our sales projections and the sales projections of our licensing partners, our ability to achieve licensing milestones and other risks detailed in the Company's annual report on Form 10-K for the year ended December 31, 2002, and other reports filed by us with the Securities and Exchange Commission.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an emerging pharmaceutical company focused on developing both novel low development risk product candidates and technologies with longer-term major product opportunities. We are a Delaware corporation.

Together with our subsidiaries, we have proprietary patents or rights to eight drug delivery technology platforms:

- synthetic polymer targeted delivery,
- vitamin mediated targeted delivery,
- vitamin mediated oral delivery,
- bioerodible hydrogel technology,
- nanoparticles and nanoparticle networks,
- hydrogel particle aggregate technology,
- Residerm® topical delivery and
- carbohydrate targeting technology.

In addition, we are marketing in the United States - Aphthasol®, the first FDA approved product for the treatment of canker sores. We are developing new formulations and delivery forms to evaluate amlexanox in additional clinical indications, including mucoadhesive disc delivery.

Since our inception, we have devoted our resources primarily to fund our research and development programs. We have been unprofitable since inception and to date have received limited revenues from the sale of products. We cannot assure you that we will be able to generate sufficient product revenues to attain profitability on a sustained basis or at all. We expect to incur losses for the next several years as we continue to invest in product research and development, preclinical studies, clinical trials and regulatory compliance. As of December 31, 2002, our accumulated deficit was $47,292,000, of which $8,894,000 was the result of the write-off of excess purchase price.

Results of Operations

Comparison of Years Ended December 31, 2002 and 2001

Our licensing revenue in 2002 was $853,000, as compared to licensing revenue of $243,000 in 2001, an increase of $610,000. We recognize licensing revenue over the period of the performance obligation under our licensing agreements. Licensing revenue recognized in both 2002 and 2001 was from several agreements, including agreements related to various amlexanox projects and Residerm®.

Product sales of Aphthasol® totaled $194,000 in 2002, our first sales were recorded in December 2002.

We received research and development revenue of $89,000 and royalty income in 2002, whereas we did not receive either of these types of revenues in 2001. The research and development revenue was for a project that is now completed and will not continue in the future. The royalty income will continue since product sales started in 2002.

Our total research spending for the year ended December 31, 2002 was $7,024,000, as compared to $4,174,000 in 2001, an increase of $2,850,000. The increase in expenses was the result of:

- higher development and clinical development costs for our polymer platinate project ($997,000);
- higher clinical development costs ($1,148,000) for amlexanox development projects for OraDisc™;
- higher salary and salary related expenses due to additional staff ($579,000);
- higher expenses due to our Australian subsidiary ($341,000); and
- higher internal lab costs due to the additional staff and projects ($44,000).

These increases were offset by lower scientific consulting fees ($236,000) and other net decreases ($23,000).

We expect our research spending to remain higher than it has been in previous years as we intend to hire additional scientific staff, commence additional clinical trials and accelerate preclinical development activities as we continue to develop our product candidates.

Our cost of product sales was $107,000 for 2002 due to the commencement of our Aphthasol® sales in the fourth quarter of 2002.

Our total general and administrative expenses were $2,277,000 for 2002 and $1,959,000 in 2001, an increase of $318,000 due to:

- higher salary and related expense ($92,000);
- higher foreign tax expense ($92,000);
- higher patent and license expenses ($85,000);
- higher rent expenses ($78,000);
- higher professional fees and expenses ($50,000); and
- other net increases ($60,000).

These increases were offset by lower shareholder expenses ($111,000) and lower executive search fees ($28,000).

Depreciation and amortization was $439,000 in 2002 as compared to $418,000 in 2001, an increase of $21,000.

Our loss from operations in 2002 was $8,700,000 as compared to a loss of $6,308,000 in 2001.

Our interest and miscellaneous income was $594,000 for 2002 as compared to $1,451,000 for 2001, a decrease of $857,000. The decrease in interest income was due to lower net cash balances in 2002 and lower interest rates.

Interest expense was $1,278,000 for 2002 as compared to $1,170,000 for the same period in 2001, an increase of $108,000. The increase in interest expense was due to higher interest accrued on the $13.5 million convertible notes issued in September 2000 and amortization of debt issuance costs.

Net loss for 2002 was $9,384,000, or a $0.72 basic and diluted loss per common share compared with a loss of $6,027,000, or a $0.47 basic and diluted loss per common share, for 2001.

Comparison of Years Ended December 31, 2001 and 2000

Our revenue in 2001 was $243,000, as compared to revenue of $107,000 in 2000, an increase of $136,000. We recognize licensing revenue over the period of the performance obligation under our licensing agreements. Licensing revenue recognized in 2001 was from several agreements, including agreements related to various amlexanox projects and Residerm® whereas the licensing revenue that we recognized in 2000 was only from amlexanox projects.

Our total research spending for the year ended December 31, 2001 was $4,174,000, as compared to $4,007,000 in 2000, an increase of $167,000. The increase in expenses was the result of:

- higher salary and salary related expenses due to additional staff ($461,000);
- higher development and clinical development costs for our polymer platinate project ($195,000);
- higher clinical development costs ($102,000) for amlexanox development projects for the cream and gel formulations;
- higher internal lab costs due to the additional staff and projects ($52,000); and
- other net increases ($6,000).

These increases were offset by:

- lower clinical development costs for the following amlexanox projects: OraDisc™ ($491,000) and MLT ($80,000); and

- lower moving and recruiting expenses for scientific personnel ($78,000).

We expect our research spending to increase and remain higher than it has been in prior years as we intend to hire additional scientific and clinical staff, commence additional clinical trials and accelerate preclinical development activities as we continue to develop our product candidates.

Our total general and administrative expenses were $1,959,000 for 2001 and $1,736,000 in 2000. Our general and administrative expenses increased $223,000 in 2001 due to:

- higher patent and license expenses ($118,000);
- higher shareholder expenses ($95,000);
- executive search fee ($30,000);
- higher rent expenses ($19,000); and
- other net increases ($4,000).

These increases were offset by lower foreign tax expense ($43,000).

Depreciation and amortization was $418,000 in 2001 as compared to $422,000 in 2000, a decrease of $4,000.

Our loss from operations in 2001 was $6,308,000 as compared to a loss of $6,058,000 in 2000.

Our interest and miscellaneous income was $1,451,000 for 2001 as compared to $922,000 for 2000, an increase of $479,000. The increase in interest income ($403,000) was due to higher net cash balances in 2001 resulting from our private placements of common stock and our convertible note offering in the second half of 2000. The increase in miscellaneous income ($76,000) was due entirely to a settlement in 2002 of a dispute with a vendor.

Interest expense was $1,170,000 for 2001 as compared to $342,000 for the same period in 2000, an increase of $828,000. The increase in interest expense was due to interest accrued on the $13.5 million convertible notes issued in September 2000 and amortization of debt issuance costs.

Net loss for 2001 was $6,027,000, or a $0.47 basic and diluted loss per common share compared with a loss of $5,428,000, or a $0.49 basic and diluted loss per common share, for 2000.

Liquidity and Capital Resources

We have funded our operations primarily through private sales of common stock, convertible notes and our principal source of liquidity is cash and cash equivalents. Contract research payments, licensing fees and milestone payments from corporate alliances and mergers have also provided funding for operations. As of December 31, 2002 our cash and cash equivalents were $9,776,000 and our working capital was $7,594,000. Our working capital at December 31, 2002 represented a decrease of $10,925,000 as compared to our working capital as of December 31, 2001 of $18,519,000. This decrease was due to our overall operating expenses and the interest paid on the $13.5 million convertible notes.

We have incurred negative cash flows from operations since inception, and have expended, and expect to continue to expend in the future, substantial funds to complete our planned product development efforts. Since inception, our expenses have significantly exceeded revenues, resulting in an accumulated deficit as of December 31, 2002 of $47,292,000. We expect that our existing capital resources will be adequate to fund our current level of operations through June 2004. We cannot assure you that we will ever be able to generate product revenue or achieve or sustain profitability.

We will expend substantial funds to conduct research and development programs, preclinical studies and clinical trials of potential products, including research and development with respect to our newly acquired and developed technology. Our future capital requirements and adequacy of available funds will depend on many factors, including:

- the successful commercialization of amlexanox and Zindaclin®;
- the ability to establish and maintain collaborative arrangements with corporate partners for the research, development and commercialization of products;
- the successful integration of our newly created subsidiary, Access Pharmaceuticals Australia Pty. Limited;
- continued scientific progress in our research and development programs;
- the magnitude, scope and results of preclinical testing and clinical trials;
- the costs involved in filing, prosecuting and enforcing patent claims;
- competing technological developments;
- the cost of manufacturing and scale-up;
- the ability to establish and maintain effective commercialization arrangements and activities; and
- successful regulatory filings.

At December 31, 2002, we had invested the following amounts in these projects:

Project	2002	Inception to Date
Polymer Platinate (AP5280 and AP5346)	$ 2,941,000	$ 10,222,000
OraDisc™	2,296,000	4,836,000
Bioerodible Hydrogel Technology and Nanoparticles and Nanoparticle Networks	811,000	1,370,000
Vitamin Mediated Targeted Delivery	341,000	341,000
Mucoadhesive Liquid Technology (MLT)	220,000	1,395,000
Others	415,000	4,243,000
Total	$ 7,024,000	$ 22,407,000

We discussed in our Annual Report on Form 10-K for the year ended December 31, 2002, or Form 10-K, in Part I, the status of each project, the efforts and timing that are necessary for the next step of each project and risks associated with our developments. We cannot at this time reasonably estimate the cost to complete each project due to uncertainties in the development process as discussed in Risk Factors in Form 10-K, Part I.

We plan to continue our policy of investing available funds in certificates of deposit, money market funds, government securities and investment-grade interest-bearing securities, none of which matures in more than two years. We do not invest in derivative financial instruments, as defined by Statement of Financial Accounting Standards No. 133 and 138.

We have issued an aggregate of $13,500,000 of convertible notes, which are due in two parts, $8,050,000 is due on September 13, 2005 and $5,500,000 is due on September 13, 2006. The notes bear interest at a rate of 7.7% per annum with $1,041,000 of interest due annually on each September 13 may convert to Common Stock at a conversion price of $5.50 per share. Should the holders of the notes not elect to convert them to common stock, or we are not able to force the conversion of the notes by their terms, we must repay the amounts on the dates described herein. We currently do not have the funds available to repay the convertible notes. We may need to restructure the terms of the notes as we near the due date for repayment. Any such restructuring could have a significant impact on our capital structure and liquidity.

Critical Accounting Policies

The preparation of our financial statements in conformity with accounting principles generally accepted in the United State of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. In applying

our accounting principles, we must often make individual estimates and assumptions regarding expected outcomes or uncertainties. As you might expect, the actual results or outcomes are often different than the estimated or assumed amounts. These differences are usually minor and are included in our consolidated financial statements as soon as they are known. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Revenue

Revenue associated with up-front license, technology access and research and development funding payments under collaborative agreements is recognized ratably over the relevant periods specified in the agreement.

Asset Impairment

On January 1, 2002, we adopted SFAS 142, *"Goodwill and Other Intangible Assets."* Upon adoption, we performed a transitional impairment test on our recorded intangible assets that consisted primarily of acquisition related goodwill and lease intangibles. We also performed an annual impairment test in the fourth quarter of 2002. The analysis resulted in no goodwill impairment charge in 2002. We will be required to perform this test on at least an annual basis.

Our intangible assets at December 31, 2002 consist primarily of goodwill, patents acquired in acquisitions and licenses, which were recorded at fair value on the acquisition date.

Stock Compensation

We apply Accounting Principal Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and the related interpretations in accounting for our stock options granted to employees. Under APB 25, compensation cost related to stock options is stock computed based on the intrinsic value of the stock option at the date of grant, reflected by the difference between the exercise price and the fair market value of our Common Stock. We generally grant options to employees with exercise prices equal to fair market value on the date of grant and for such option grants we do not record compensation expense. Under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", compensation cost related to stock options granted to employees and non-employees is computed based on the value of the stock options at the date of grant using an option valuation methodology, typically the Black-Scholes model. SFAS No. 123 can be applied either by recording the Black-Scholes model value of the options as compensation expense or by continuing to record the APB 25 value and by disclosing SFAS No. 123 compensation costs on a pro-forma basis. Had we adopted the Black-Scholes model value provisions of SFAS No. 123, our loss in 2002, 2001 and 2000 would have been increased by approximately $1.662 million, $1.565 million, and $0.938 million, respectively.

Based on an assessment of our accounting policies and underlying judgments and uncertainties affecting the application of those policies, we believe that our consolidated financial statements provide a meaningful and fair perspective of us. We do not suggest that other general factors, such as those discussed elsewhere in this report, could not adversely impact our consolidated financial position, results of operations or cash flows.

New Accounting Pronouncements

On December 31, 2002, FASB issued SFAS No. 148, *"Accounting for Stock-Based Compensation-Transition and Disclosure"*. SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation*. SFAS No. 148 requires accounting policy note disclosures to provide the method of stock option accounting for each year presented in the financial statements and for each year until all years presented in the financial statements recognize the fair value of stock-based compensation. Also, SFAS No. 148 provides two additional transition methods that eliminate the ramp-up

effect resulting from applying the expense recognition provisions of SFAS No. 123. The transition provisions and annual statement disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim statement disclosure requirements are effective for the first interim statement that includes financial information after December 15, 2002. There will be no financial statement effect from the adoption of this new standard unless we were to make a change in our accounting policy and account for stock option grants as compensation expense.

Consolidated Balance Sheets - December 31,

Assets	2002	2001
Current assets		
Cash and cash equivalents	$ 1,444,000	$ 7,426,000
Short term investments, at cost	8,332,000	12,700,000
Accounts receivable	1,184,000	83,000
Accrued interest receivable	89,000	110,000
Inventory	461,000	-
Prepaid expenses and other current assets	852,000	611,000
Total current assets	12,362,000	20,930,000
Property and equipment, net	742,000	477,000
Debt issuance costs, net	496,000	679,000
Patents, net	2,991,000	-
Licenses, net	449,000	774,000
Goodwill, net	1,868,000	1,868,000
Other assets	579,000	759,000
Total assets	$19,487,000	$25,487,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$ 2,469,000	$ 1,486,000
Accrued interest payable	311,000	310,000
Deferred revenues	1,199,000	508,000
Current portion of note payable and future obligations	789,000	107,000
Total current liabilities	4,768,000	2,411,000
Long-term obligations for purchased patents	346,000	-
Note payable, net of current portion	354,000	468,000
Convertible notes	13,530,000	13,530,000
Total liabilities	18,998,000	16,409,000
Commitments and contingencies	-	-
Stockholders' equity		
Preferred stock - $.01 par value; authorized 2,000,000 shares; none issued or outstanding	-	-
Common stock - $.01 par value; authorized 50,000,000 shares; issued, 13,159,119 at December 31, 2002 and 12,909,344 at December 31, 2001	132,000	132,000
Additional paid-in capital	48,989,000	48,057,000
Notes receivable from stockholders	(1,045,000)	(1,045,000)
Unamortized value of restricted stock grants	(277,000)	(154,000)
Treasury stock, at cost - 819 shares	(4,000)	(4,000)
Accumulated other comprehensive loss	(14,000)	-
Accumulated deficit	(47,292,000)	(37,908,000)
Total stockholders' equity	489,000	9,078,000
Total liabilities and stockholders' equity	$19,487,000	$25,487,000

The accompanying notes are an integral part of these statements.

Consolidated Statements of Operations

	Year ended December 31,		
	2002	2001	2000
Revenues			
License revenues	$ 853,000	$ 243,000	$ 107,000
Product sales	194,000	-	-
Research and development	89,000	-	-
Royalty income	11,000	-	-
Total revenues	1,147,000	243,000	107,000
Expenses			
Research and development	7,024,000	4,174,000	4,007,000
Cost of product sales	107,000	-	-
General and administrative	2,277,000	1,959,000	1,736,000
Depreciation and amortization	439,000	418,000	422,000
Total expenses	9,847,000	6,551,000	6,165,000
Loss from operations	(8,700,000)	(6,308,000)	(6,058,000)
Other income (expense)			
Interest and miscellaneous income	594,000	1,451,000	972,000
Interest and debt expense	(1,278,000)	(1,170,000)	(342,000)
	(684,000)	281,000	630,000
Net loss	$ (9,384,000)	$ (6,027,000)	$ (5,428,000)
Basic and diluted loss per common share	$ (0.72)	$ (0.47)	$ (0.49)
Weighted average basic and diluted common shares outstanding	13,104,060	12,856,639	11,042,141

The accompanying notes are an integral part of these statements.

Consolidated Statement of Stockholders' Equity

	Common Stock		Additional paid-in capital	Notes receivable from stockholders	Unamortized value of restricted stock grants	Treasury stock	Accumulated other comprehensive loss	Accumulated deficit
	Shares	Amount						
Balance, January 1, 2000	6,090,000	$ 61,000	$ 30,006,000	$ -	$ -	$ -	$ -	$(26,453,000)
Common stock issued for cash	6,255,000	62,000	15,772,000	-	-	-	-	-
Common stock issued for cash exercise of warrants and options	115,000	1,000	298,000	-	-	-	-	-
Common stock for cashless exercise of warrants	152,000	2,000	(2,000)	-	-	-	-	-
Common stock issued to officers	190,000	2,000	1,043,000	(1,045,000)	-	-	-	-
Common stock issued for nil proceeds	43,000	4,000	(4,000)	-	-	-	-	-
Purchase common stock	-	-	-	-	-	(754,000)	-	-
Sale of treasury stock	-	-	625,000	-		750,000	-	-
Warrants issued	-	-	64,000	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	(5,428,000)
Balance, December 31, 2000	12,845,000	132,000	47,802,000	(1,045,000)	-	(4,000)	-	(31,881,000)
Common stock issued for cash exercise of warrants	13,000	-	33,000	-	-	-	-	-
Common stock issued for cashless exercise of warrants and SARs	7,000	-	41,000	-	-	-	-	-
Issuance of restricted stock grants	44,000	-	181,000	-	(181,000)	-	-	-
Amortization of restricted stock grants	-	-	-	-	27,000	-	-	-
Net loss	-	-	-	-	-	-	-	(6,027,000)
Balance, December 31, 2001	12,909,000	132,000	48,057,000	(1,045,000)	(154,000)	(4,000)	-	(37,908,000)
Common stock for cash exercise of warrants and options	13,000	-	31,000	-	-	-	-	-
Common stock issued for cashless exercise of warrants	14,000	-	-	-	-	-	-	-
Common stock issued, purchase of assets	173,000	-	632,000	-	-	-	-	-
Warrants issued	-	-	80,000	-	-	-	-	-
Issued of restricted stock grants	50,000	-	189,000	-	(190,000)	-	-	-
Other comprehensive loss	-	-	-	-	-	-	(14,000)	-
Amortization of restricted stock grants	-	-	-	-	67,000	-	-	-
Net loss	-	-	-	-	-	-	-	(9,384,000)
Balance, December 31, 2002	13,159,000	$132,000	$ 48,989,000	$(1,045,000)	$(277,000)	$(4,000)	$(14,000)	$(47,292,000)

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

	Year ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net loss	$ (9,384,000)	$ (6,027,000)	$ (5,428,000)
Adjustments to reconcile net loss to net cash used in operating activities:			
Warrants issued in payment of consulting expenses	37,000	41,000	64,000
Amortization of restricted stock grants	64,000	27,000	-
Depreciation and amortization	439,000	418,000	422,000
Amortization of debt costs	183,000	182,000	54,000
Deferred revenue	691,000	(43,000)	396,000
Other long-term obligations	43,000	-	-
Change in operating assets and liabilities:			
Accounts receivable	(1,101,000)	168,000	(163,000)
Accrued interest receivable	21,000	86,000	(196,000)
Inventory	(461,000)	-	-
Prepaid expenses and other current assets	(241,000)	(478,000)	(16,000)
Licenses	-	-	(100,000)
Other assets	130,000	(1,000)	-
Accounts payable and accrued expenses	983,000	328,000	353,000
Accrued interest payable	1,000	27,000	283,000
Net cash used in operating activities	(8,595,000)	(5,272,000)	(4,331,000)
Cash flows from investing activities:			
Capital expenditures	(403,000)	(419,000)	(72,000)
Redemptions (purchases) of short-term investments and certificates of deposit, net	4,368,000	4,094,000	(17,394,000)
Purchase of businesses, net of cash acquired	(1,313,000)	-	-
Other investing activities	36,000	-	-
Net cash provided by (used in) investing activities	2,688,000	3,675,000	(17,466,000)
Cash flows from financing activities:			
Proceeds from notes payable	-	600,000	-
Payments of notes payable	(107,000)	(25,000)	(26,000)
Purchase of treasury stock	-	-	(754,000)
Notes receivable from shareholders	-	-	(1,045,000)
Proceeds from convertible note, net	-	-	12,615,000
Proceeds from stock issuances, net	32,000	33,000	18,553,000
Net cash provided by (used in) financing activities	(75,000)	608,000	29,343,000
Net increase (decrease) in cash and cash equivalents	(5,982,000)	(989,000)	7,546,000
Cash and cash equivalents at beginning of period	7,426,000	8,415,000	869,000
Cash and cash equivalents at end of period	$ 1,444,000	$ 7,426,000	$ 8,415,000
Cash paid for interest	*$ 1,083,000*	*$ 959,000*	*$ 50,000*
Cash paid for income taxes	-	-	-
Supplemental disclosure of noncash transactions			
Acquisitions of Australia patents			
Assets acquired	*676,000*	-	-
Stock and warrants issued	*(676,000)*	-	-

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements –
Three Years ended December 31, 2002

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Access Pharmaceuticals, Inc. is a diversified emerging pharmaceutical company engaged in the development of novel therapeutics based primarily on the adaptation of existing therapeutic agents using its proprietary drug delivery platforms. We operate in a single industry segment. Our efforts have been principally devoted to research and development, resulting in significant losses since inception on February 24, 1988. Prior to 2002, we presented our financial statements as a development stage enterprise. We no longer consider ourselves to be in the development stage.

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Principles of Consolidation

The consolidated financial statements include the financial statements of Access Pharmaceuticals, Inc. and our wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation

Cash and Cash Equivalents

We consider all highly liquid instruments with an original maturity of three months or less to be cash equivalents for purposes of the statements of cash flows. We invest our excess cash in government and corporate securities. Cash and cash equivalents consist primarily of cash in banks, money market funds and short-term corporate securities. All other investments are reported as short-term investments.

Short-term Investments

All short term investments are classified as held to maturity. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. The cost of securities sold is based on the specific identification method.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over estimated useful lives ranging from three to seven years.

Patents and Applications

We expense internal patent and application costs as incurred because, even though we believe the patents and underlying processes have continuing value, the amount of future benefits to be derived therefrom are uncertain.

Licenses

We recognize the purchase cost of licenses and amortize them over their estimated useful lives.

Revenue Recognition

Licensing revenues are recognized over the period of our performance obligation. Licensing agreements generally require payments of fees on executing the agreement with milestone payments based on regulatory approvals and cumulative sales. Some agreements allow for the return of a portion of the initial execution fee if regulatory approvals are not received. Many of our agreements are for ten years with automatic extensions. Sponsored research and development revenues are recognized as research and development activities are performed under the terms of research contracts. Advance payments received are recorded as unearned revenue until the related research activities are performed. Royalty income is recognized as earned. Option revenues are recognized when the earnings process is completed pursuant to the terms of the respective contract.

Revenue from product sales is recognized when the customer's order is shipped from our third party logistics company's warehouse.

Research and Development Expenses

Pursuant to SFAS No. 2, *"Accounting for Research and Development Costs,"* our research and development costs are expensed as incurred. Research and development expenses include, but are not limited to, payroll and personnel expense, lab supplies, preclinical, development cost, clinical trial expense, outside manufacturing and consulting.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Loss Per Share

We have presented basic loss per share, computed on the basis of the weighted average number of common shares outstanding during the year, and diluted loss per share, computed on the basis of the weighted average number of common shares and all dilutive potential common shares outstanding during the year. Dilutive potential common shares result from stock options and warrants. However, for all years presented, stock options and warrants are anti-dilutive.

Acquisition-Related Intangible Assets and Change in Accounting Principles

Effective January 1, 2002, we adopted SFAS 141, *"Business Combinations"* and SFAS 142, *"Goodwill and Other Intangible Assets."* SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and also specifies the criteria for the recognition of intangible assets separately from goodwill. Under the new rules, goodwill is no longer amortized but is subject to an impairment test at least annually or more frequently if impairment indicators arise. Separately identified and recognized intangible assets resulting from business combinations completed before July 1, 2001 that did not meet the new criteria for separate recognition of intangible assets were subsumed in goodwill upon adoption. The intangible assets of the company that did not meet the separate recognition criteria of SFAS 141 were licenses and acquired patents. We continue to amortize intangible assets that meet the new criteria over their useful lives. In accordance with SFAS 142, we performed a transitional impairment test of goodwill as of January 1, 2002, and an annual test in the fourth quarter of 2002, which did not result in an impairment of goodwill.

Intangible assets consist of the following (in thousands):

	December 31, 2002		December 31, 2001	
	Gross Carrying value	Accumulated Amortization	Gross Carrying value	Accumulated Amortization
Amortizable intangible assets				
Patents	$ 2,966	$ 188	$ -	$ -
Licenses	830	380	1,130	356
Total	$ 3,796	$ 568	$ 1,130	$ 356
Intangible assets not subject to amortization				
Goodwill	$ 2,464	$ 596	$ 2,464	$ 596

Amortization expense related to intangible assets totaled $301,000 and $359,000 for the twelve months ended December 31, 2002 and 2001, respectively. The aggregate estimated amortization expense for intangible assets remaining as of December 31, 2002 is as follows (in thousands):

2003	$ 390
2004	390
2005	390
2006	390
2007	390
Thereafter	1,278
Total	$ 3,228

Net loss and loss per share for the twelve months ended December 31, 2002 and 2001, adjusted to exclude goodwill amortization expense, is as follows:

	Twelve months ended December 31,	
	2002	**2001**
Net loss		
Reported net loss allocable to common stockholders	$(9,384)	$ (6,027)
Goodwill amortization	-	246
Adjusted net loss allocable to common stockholders	$(9,384)	$ (5,781)
Basic and diluted loss per share		
Reported basic and diluted loss per share	$ (.72)	$ (.47)
Goodwill amortization	-	.02
Adusted basic and diluted loss per share	$ (.72)	$ (.45)

Stock Based Compensation

We account for our stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. We have adopted the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which recognizes the fair value of all stock-based awards on the date of grant.

We have adopted the disclosure-only provisions of SFAS No. 123, *"Accounting for Stock-Based Compensation"* and apply Accounting Principles Board Opinion No. 25, or APB 25, and related interpretations in accounting for our stock option plans. Accordingly, our employee stock-based compensation expense is recognized based on the intrinsic value of the option on the date of grant.

At December 31, 2002 we had two stock-based employee compensation plans, which are described more fully in Note 11. No stock-based employee compensation cost, other than compensation associated with options assumed in acquisitions, is reflected in net loss, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net loss and net loss per share if we had applied the fair value recognition of SFAS 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

	2002	2001	2000
Net loss			
As reported	$(9,384,000)	$(6,027,000)	$(5,428,000)
Pro forma	(11,046,000)	(7,592,000)	(6,366,000)
Basic and diluted loss per share			
As reported	($.72)	($.47)	($.49)
Pro forma	($.84)	($.59)	($.57)

Stock compensation expense for options granted to nonemployees has been determined in accordance with SFAS 123 and EITF 96-18, *"Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,"* as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We tested goodwill for impairment based on estimates of fair value. It is at least reasonably possible that the estimates used by us will be

materially different from actual amounts. These differences could result in the impairment of all or a portion of our goodwill, which could have a materially adverse effect on our results of operations.

Segment Information

We currently operate as a single segment under SFAS No. 131, "*Disclosures About Segments of an Enterprise and Related Information.*

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards, or SFAS, 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets.*" SFAS 144 supersedes SFAS 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.*" The primary objectives of SFAS 144 are to develop one accounting model based on the framework established in SFAS 121 for long-lived assets to be disposed of by sale, and to address significant implementation issues. Our adoption of SFAS 144 did not have an impact on our financial position or results of operations.

Fair Value of Financial Instruments

The carrying value of cash, cash equivalents, short-term investments and certificates of deposit approximates fair value due to the short maturity of these items. It is not practical to estimate the fair value of the Company's long-term debt because quoted market prices do not exist and there were no available securities as a basis to value our debt.

New Accounting Pronouncements

On December 31, 2002, FASB issued SFAS No. 148, "*Accounting for Stock-Based Compensation-Transition and Disclosure*". SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation*. SFAS No. 148 requires accounting policy note disclosures to provide the method of stock option accounting for each year presented in the financial statements and for each year until all years presented in the financial statements recognize the fair value of stock-based compensation. Also, SFAS No. 148 provides two additional transition methods that eliminate the ramp-up effect resulting from applying the expense recognition provisions of SFAS No. 123. The transition provisions and annual statement disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim statement disclosure requirements are effective for the first interim statement that includes financial information after December 15, 2002. There will be no financial statement effect from the adoption of this new standard unless we were to make a change in our accounting policy and account for stock option grants as compensation expense.

NOTE 2 – SHORT-TERM INVESTMENTS

Short-term investments consist of certificates of deposit maturing from March 2003 through April 2004.

NOTE 3 - ACQUISITIONS

Our wholly-owned subsidiary, Access Pharmaceuticals Australia Pty. Limited acquired the targeted therapeutic technology business of Biotech Australia Pty. Ltd under an Asset Sale Agreement dated February 26, 2002. Under the terms of the Asset Sale Agreement, Access Pharmaceuticals Australia Pty. Limited acquired the patents to three targeted therapeutics technologies and retained the scientific group that has developed this technology. The total consideration payable by us will be paid in a combination of cash and stock over a three-year period and is dependent on the achievement of certain technology milestones. We paid $500,000 at closing and an additional total of up to $525,000 will be paid over a three-year period. Additionally up to $350,000 may be payable if events occur that result in certain new agreements. We also issued as consideration 172,584 shares of our common stock (valued at $633,000) and warrants to purchase 25,000 shares of our common stock at an exercise price of $5.00 per share (valued at $43,000 using the Black-Scholes option pricing

model). The stock issued is subject to restriction and could not be sold until February 27, 2003.

The three patented targeted therapeutic technologies acquired in this transaction are:

- folate conjugates of polymer therapeutics to enhance tumor delivery by targeting folate receptors which are upregulated in certain tumor types;
- the use of vitamin B12 to target the transcobalamin II receptor which is upregulated in numerous diseases including cancer, rheumatoid arthritis and certain neurological and autoimmune disorders; and
- oral delivery of a wide variety of molecules, which cannot otherwise be orally administered, using the active transport mechanism which transports vitamin B12 into the systemic circulation.

The cost of the acquisition has been assigned principally to patents and will be amortized over the useful life of the patents.

On July 22, 2002, we acquired from GlaxoSmithKline the patents, trademarks and technology covering the use of amlexanox for the treatment of mucosal and skin disorders. The two major components of the acquisition are the US marketing rights to amlexanox 5% paste which is currently marketed for the treatment of canker sores under the trademark Aphthasol®, and the remaining worldwide marketing rights for this indication which were the subject of a prior licensing agreement between the companies. Under the terms of the agreement, we made an initial upfront payment of $750,000 and an additional payment of $250,000 on January 22, 2003. We will make an additional $250,000 on July 22, 2003 and future possible milestone payments based on the commercial success of amlexanox. The commercial terms of our prior mucositis agreement between the companies, which granted us worldwide rights for this indication, will remain in place.

NOTE 4 - RELATED PARTY TRANSACTIONS

Under a consulting agreement between Thoma Corporation ("Thoma") and us, Thoma receives payments for consulting services and reimbursement of direct expenses. Herbert H. McDade, Jr., our Chairman of the Board of Directors, is an owner of Thoma Corp. Thoma received payments for consulting services and was also reimbursed for expenses as follows:

Year	Consulting Fees	Expense Reimbursement
2002	$ 18,000	$ -
2001	54,000	-
2000	72,000	1,000

Stephen B. Howell, M.D., a Director, receives payments for consulting services and reimbursement of direct expenses and has also received warrants for his consulting services. Dr. Howell's payments for consulting services, expense reimbursements and warrants are as follows:

Year	Consulting Fees	Expense Reimbursement	Warrants	Exercise Price
2002	$ 55,000	$ 3,000	10,000	$4.91
2001	101,000	16,000	15,000	$3.00
2000	66,000	9,000	30,000	$2.00

See Note 10 for a discussion of our Restricted Stock Purchase Program.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31, 2002	December 31, 2001
Laboratory equipment	$ 1,524,000	$1,139,000
Laboratory and building improvements	157,000	151,000
Furniture and equipment	191,000	179,000
	1,872,000	1,469,000
Less accumulated depreciation and amortization	1,130,000	992,000
Net property and equipment	$ 742,000	$ 477,000

Depreciation and amortization on property and equipment was $138,000, $57,000, and $64,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 6 – 401(k) PLAN

We have a tax-qualified employee savings and retirement plan (the "401(k) Plan") covering all our employees. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($11,000 in 2002, $10,500 in 2001 and 2000) and to have the amount of such reduction contributed to the 401(k) Plan. We have a 401(k) matching program whereby we contribute for each dollar a participant contributes a like amount, with a maximum contribution of 2% of a participant's earnings. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) Plan, and income earned on 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made. At the direction of each participant, we invest the assets of the 401(k) Plan in any of 23 investment options. Company contributions under the 401(k) Plan were approximately $37,000 in 2002, $32,000 in 2001, and $22,000 in 2000.

NOTE 7 – NOTE PAYABLE

On September 20, 2001, we completed a $600,000 installment loan with a bank. The loan was used to purchase capital equipment and for leasehold improvements to expand our laboratory and office space. The loan is due in 60 equal installments, including interest at 6.5%. The loan is secured by a $468,000 certificate of deposit classified as an other asset at December 31, 2002.

On February 26, 2002, our wholly-owned subsidiary, Access Pharmaceuticals Australia Pty. Limited acquired the targeted therapeutic technology business of Biotech Australia Pty. Ltd under an Asset Sale Agreement. We will pay $175,000 each February 26, starting in 2003, for a total of up to $525,000, over a three-year period.

On July 22, 2002, we acquired from GlaxoSmithKline the patents, trademarks and technology covering the use of amlexanox for the treatment of mucosal and skin disorders. Under the terms of the agreement, we made a payment of $250,000 on January 22, 2003. We will make an additional $250,000 payment on July 22, 2003.

Future maturities of the note payable and other obligations are as follows:

2003	$ 787,000
2004	294,000
2005	305,000
2006	103,000
	$ 1,489,000

NOTE 8 – CONVERTIBLE NOTES

On September 20, 2000, we completed a $13.5 million convertible note offering. The offering was placed with three investors. Our convertible notes are due in two parts, $8,050,000 due on September 13, 2005 and $5,500,000 due on September 13, 2006. The notes bear interest at 7.7% per annum with $1,041,000 of interest due annually on September 13th. The notes have a fixed conversion price of $5.50 per share of common stock and may be converted by the note holder or us under certain circumstances as defined in the note. If the notes are not converted we will have to repay the notes on the due dates. Total expenses of issuance were $915,000 and are amortized over the life of the notes.

NOTE 9 - COMMITMENTS

At December 31, 2002, we have commitments under noncancelable operating leases for facilities and equipment as follows:

	Operating Leases
2003	$ 204,000
2004	200,000
2005	192,000
2006	42,000
Total future minimum lease payments	$ 638,000

We lease certain office and research and development facilities under an operating lease. Rent expense for the years ended

December 31, 2002, 2001 and 2000 was $138,000, $114,000 and $85,000, respectively.

NOTE 10 - STOCKHOLDERS' EQUITY

Common Stock

In May 2000 we completed two self-managed private placement sales of our common stock, at prices of $3.00 and $5.00 per share, respectively. We received gross proceeds of $3.3 million from these sales.

On March 1, 2000, with the assistance of an investment bank, we completed the closing of a private placement offering of 4.8 million shares of common stock, at a per share price of $2.50, for which we received gross proceeds of $12.0 million. The placement agent for the offering received warrants to purchase 509,097 shares of common stock with an exercise price of $2.50 per share, in accordance with the offering terms, and elected to receive 382,315 shares of common stock in lieu of certain sales commissions and expenses.

Restricted Stock Purchase Program

On October 12, 2000, the Board of Directors authorized a Restricted Stock Purchase Program. Under the Program, the Company's executive officers and corporate secretary were given the opportunity to purchase shares of common stock in an individually designated amount per participant determined by the Compensation Committee of the Board of Directors. A total of 190,000 shares were purchased under the Program by four eligible participants at $5.50 per share, the fair market value of the common stock on October 12, 2000, for an aggregate consideration of $1,045,000. The purchase price was paid through the participant's delivery of a 50%-recourse promissory note payable to the Company for three executive officer participants and a full-recourse promissory note payable to the Company for the corporate secretary. Each note bears interest at 5.87% compounded semi-annually and has a maximum term of ten years. The notes are secured by a pledge of the purchased shares to the Company. The Company recorded the notes receivable from participants in this Program of $1,045,000 as a reduction of equity in the Consolidated Balance Sheet.

Warrants

There were warrants to purchase a total of 990,343 shares of common stock outstanding at December 31, 2002. All the warrants were exercisable at December 31, 2002. The warrants had various prices and terms as follows:

Summary of Warrants	Warrants Outstanding	Exercise Price	Expiration Date
2001 warrants offered in acquisition (a)	25,000	$5.00	2/26/05
2002 scientific consultant (b)	10,000	4.96	2/01/09
2001 scientific consultant (c)	15,000	3.00	1/1/08
2000 offering(d)	326,637	2.00	3/01/05
2000 scientific consultant (e)	30,000	2.00	1/01/07
2000 scientific consultant (f)	7,500	3.00	1/01/04
1999 offering (g)	105,548	2.00	10/18/04
1999 financial advisor (h)	100,000	2.93	3/26/04
1999 scientific consultant (i))	30,000	3.00	1/01/03
1998 offering (i)	242,287	3.00	4/01/03
1998 ofering (j)	83,371	3.00	7/30/03
1998 financial advisor (k)	15,000	4.00	12/01/03
Total	990,343		

a) During 2002, a company received warrants to purchase 25,000 shares of common stock at an exercise price of $5.00 per share at any time from February 26, 2002 until February 26, 2005. The warrants were issued in connection with the acquisition of patents in Australia. The fair value of the warrants was $1.72 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 3.67%, expected volatility 81% and an expected life of 3 years. Total fair value of the warrants relating to the purchase of patents ($43,000) has been capitalized as patent costs and an increase to additional paid-in capital.

b) During 2002, a scientific advisor received warrants to purchase 10,000 shares of common stock at an exercise price of

$4.91 per share at any time from February 1, 2002 until February 1, 2009, for scientific consulting services rendered in 2002. The fair value of the warrants was $3.70 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 3.90%, expected volatility 81% and an expected life of 7 years. Total fair value of the warrants relating to the consulting services ($37,000) has been recorded as consulting expense and an increase to additional paid-in capital.

c) During 2001, a scientific advisor received warrants to purchase 15,000 shares of common stock at an exercise price of $3.00 per share at any time from January 1, 2001 until January 1, 2008, for scientific consulting services rendered in 2001. The fair value of the warrants was $2.74 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 5.03%, expected volatility 118% and an expected life of 7 years. Total fair value of the warrants relating to the consulting services ($41,000) has been recorded as consulting expense and an increase to additional paid-in capital.

d) In connection with the aforementioned offerings of common stock in 2000, warrants to purchase a total of 509,097 shares of common stock were issued. All of the warrants are exercisable immediately and expire five years from date of issuance.

e) During 2000, a scientific advisor received warrants to purchase 30,000 shares of common stock at an exercise price of $2.00 per share at any time from January 1, 2000 until January 1, 2007, for scientific consulting services rendered in 2000. The fair value of the warrants was $1.68 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 5.625%, expected volatility 118% and an expected life of 5 years. Total fair value of the warrants relating to the consulting services ($50,000) has been recorded as consulting expense and an increase to additional paid-in capital.

f) During 2000, a scientific advisor received warrants to purchase 7,500 shares of common stock at any time from January 1, 1999 until January 1, 2004, for scientific consulting services rendered in 2000. The fair value of the warrants was $1.87 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 5.38%, expected volatility 122% and an expected life of 4 years. Total fair value of the warrants relating to the consulting services ($14,000) has been recorded as consulting expense and an increase to additional paid-in capital.

g) In connection with offerings of common stock in 1999, warrants to purchase a total of 165,721 shares of common stock were issued. All of the warrants are exercisable immediately and expire five years from date of issuance.

h) During 1999, a financial advisor received warrants to purchase 100,000 shares of common stock at any time from March 26, 1999 until March 26, 2004, for financial consulting services rendered in 1999. The fair value of the warrants was $2.48 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 5.42%, expected volatility 122% and an expected life of 5 years. Total fair value of the warrants relating to the consulting services ($249,000) has been recorded as general and administrative expense and an increase to additional paid-in capital

i) During 1999, a scientific advisor received warrants to purchase 30,000 shares of common stock at any time from January 1, 1999 until January 1, 2003, for scientific consulting services rendered in

1999. The fair value of the warrants was $1.56 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 5.38%, expected volatility 122% and an expected life of 4 years. Total fair value of the warrants relating to the consulting services ($47,000) has been recorded as consulting expense and an increase to additional paid-in capital.

j) In connection with offerings of units and common stock in 1998, warrants to purchase a total of 579,627 shares of common stock were issued. All of the warrants are exercisable immediately at $3.00 per share and expire five years from date of issuance.

k) During 1998, a financial advisor received warrants to purchase 15,000 shares of common stock at any time from December 1, 1998 until December 1, 2003, for financial consulting services rendered in 1998. The fair value of the warrants was $2.48 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 4.85%, expected volatility 122% and an expected life of 5 years. Total fair value of the warrants relating to the consulting services ($37,000) has been recorded as general and administrative expense and an increase to additional paid-in capital.

2001 Restricted Stock Plan

We have a restricted stock plan, the 2001 Restricted Stock Plan, under which 200,000 shares of our authorized but unissued common stock were reserved for issuance to certain employees, directors, consultants and advisors. The restricted stock granted under the plan generally vests over five years, 25% two years after the grant date with additional 25% vesting every anniversary date. All stock is vested after five years. At December 31, 2002 there were 94,857 shares granted and 105,143 shares available for grant under the 2001 Restricted Stock Plan.

NOTE 11 - STOCK OPTION PLANS

We have a stock option plan, as amended, (the "1995 Stock Awards Plan"), under which 2,000,000 shares of our authorized but unissued common stock were reserved for issuance to optionees including officers, employees, and other individuals performing services for us. The 1995 Stock Awards Plan replaced the previously approved stock option plan (the "1987 Stock Awards Plan"). On February 11, 2000 we adopted the 2000 Special Stock Option Plan and Agreement (the "Plan"). The Plan provides for the award of options to purchase 500,000 shares of authorized but unissued shares of common stock of the Company. Options granted under all the plans generally vest ratably over a four to five year period and are generally exercisable over a ten-year period from the date of grant. Stock options are generally granted with an exercise price equal to the market value at the date of grant.

At December 31, 2002, there were 238,500 additional shares available for grant under the 1995 Stock Awards Plan.

The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal 2002, 2001 and 2000, respectively: dividend yield of 0% for all periods; volatility of 98%, 90% and 118%; risk-free interest rates of 2.03%, 3.70% and 4.85% and expected lives of four years for all periods. The weighted average fair values of options granted were $2.46, $2.52 and $2.88 per share during 2002, 2001 and 2000, respectively.

Summarized information for the 1995 Stock Awards Plan is as follows:

	Shares	Weighted-average exercise price
Outstanding options at January 1, 2000	633,000	$2.47
Granted fair value of $2.46 per share	551,500	4.94
Exercised	(47,916)	2.64
Forfeited	(10,000)	1.73
Outstanding options at December 31, 2000	1,126,584	3.68
Granted fair vale of $2.52 per share	154,000	3.65
Outstanding options at December 31, 2001	1,280,584	3.68
Granted, fair value of $2.88 per share	493,000	3.53
Exercised	(2,428)	2.08
Forfeited	(60,000)	3.17
Outstanding options at December 31, 2001	1,711,156	3.59
Exercisable at December 31, 2000	414,239	2.59
Exercisable at December 31, 2001	733,851	3.20
Exercisable at December 31, 2002	997,570	3.35

Further information regarding options outstanding under the 1995 Stock Awards Plan at December 31, 2002 is summarized below:

		Weighted Average			
Range of exercise price	Number of shares outstanding	Remaining Life in years	Exercise price	Number of shares exercisable	Weighted -average exercise price
$1.49-2.18	328,972	7.2	$2.00	275,503	$2.00
$2-50-2.81	203,100	8.5	2.58	152,379	2.60
$2.94-3.99	749,084	8.4	3.43	311,855	3.05
$4.05-7.8125	430,000	8.1	5.87	257,833	5.64
	1,711,156			997,570	

Summarized information for the 2000 Special Stock Option Plan is as follows:

	Shares	Weighted-average exercise price
Outstanding options at January 1, 2000	-	
Granted	500,000	$ 2.50
Outstanding options at December 31, 2000, 2001 and 2002	500,000	$ 2.50

343,749 of the options in the 2000 Special Stock Option Plan were exercisable at December 31, 2002, 218,749 of the options were exercisable at December 31, 2001 and none were exercisable at December 31, 2000. All of the options expire on March 1, 2010 and have an exercise price of $2.50 per share.

All issued options under the 1987 Stock Awards Plan are vested and exercisable. No further grants can be made. Summarized information for the 1987 Stock Awards Plan is as follows:

	Shares	Weighted-average exercise price
Outstanding awards at January 1, 2000	30,002	$ 34.66
Forfeited	(1,250)	$ 30.00
Outstanding options at December 31, 2000,	28,752	$ 37.38
Forfeited	(2,750)	23.52
Outstanding awards of December 31, 2001	26,002	46.18
Forfeited	(8,824)	90.45
Outstanding awards of December 31, 2002	17,178	23.31

All options outstanding were exercisable at each year end.

Further information regarding options outstanding and exercisable under the 1987 Stock Awards Plan at December 31, 2002 is summarized below:

Range of exercise prices	Number of shares	Weighted Average Remaining life	Weighted Average Exercise price
$0-$17.50	11,428	2.0	$ 17.42
$35.00	5,750	1.0	35.00
	17,178		

NOTE 12 - INCOME TAXES

Income tax expense differs from the statutory amounts as follows:

	2002	2001	2000
Income taxes at U.S. statutory Rate	$(3,191,000)	$(2,049,000)	$(1,846,000)
Change in valuation allowance	1,153,000	1,897,000	(24,000)
Expenses not deductible	15,000	8,000	46,000
Expiration of net operating loss and general business credit carryforwards, net of revisions	2,023,000	144,000	1,824,000
Total tax expense	$ -	$ -	$ -

Deferred taxes are provided for the temporary differences between the financial reporting bases and the tax bases of our assets and liabilities. The temporary differences that give rise to deferred tax assets were as follows:

	December 31, 2002	2001	2000
Deferred tax assets (liabilities)			
Net operating loss carryforwards	$20,487,000	$ 19,259,000	$18,491,000
General business credit carryforwards	1,356,000	1,396,000	445,000
Property, equipment and goodwill	119,000	154,000	(24,000)
Gross deferred tax assets	21,962,000	20,809,000	18,912,000
Valuation allowance	(21,962,000)	(20,809,000)	(18,912,000)
Net deferred taxes	$ -	$ -	$ -

At December 31, 2002, we had approximately $60,255,000 of net operating loss carryforwards and approximately $1,752,000 of general business credit carryforwards. These carryforwards expire as follows:

	Net Operating Loss Carryforwards	General Business Credit Carryforwards
2003	$ 7,145,000	$ -
2004	5,713,000	-
2005	2,897,000	26,000
2006	198,000	38,000
2007	3,330,000	26,000
Thereafter	40,972,000	1,662,000
	$ 60,255,000	$ 1,752,000

As a result of a merger on January 25, 1996, a change in control occurred for federal income tax purposes which limits the utilization of pre-merger net operating loss carryforwards of approximately $3,100,000 to approximately $530,000 per year.

NOTE 13 - CONTINGENCIES

Our products will require clinical trials, U.S. Food and Drug Administration approval, or approval of similar authorities internationally and acceptance in the marketplace after

commercialization. Although we believe our patents and patent applications are valid, the invalidation of any of our major patents could have a material adverse effect upon our business. We compete with specialized biotechnology companies and major pharmaceutical companies, many of these competitors have substantially greater resources than us.

William Hall ("Hall") filed suit against Access, and certain officers of Access, in Dallas County, Texas, District Court, on or about February 7, 2003. Although the claims in Hall's complaint are not clearly delineated, he appears to bring claims for fraud, conspiracy, and theft against all defendants, and a claim for breach of contract against Access. Each of the allegations relates to an allegedly unfulfilled contractual obligation to deliver to Hall 45,000 warrants to purchase our stock. Hall alleges in his complaint and in a subsequent letter that the warrants, had they been delivered, could have been worth up to $540,000. He seeks as damages this amount, his attorney's fees, and an unstated amount of punitive damages.

We answered Hall's complaint on March 3, 2003, and brought counterclaims against him relating to certain alleged misrepresentations, his failure to perform certain obligations to Access, and his interference with the our right to enjoy certain contractual benefits. Discovery, substantive fact investigation, and legal analysis have only recently begun. Access intends to be vigorous in both its defense of Hall's claims and its pursuit of our counterclaims.

NOTE 14 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Our results of operations by quarter for the years ended December 31, 2002 and 2001 were as follows (in thousands, except per share amounts):

	2002 Quarter Ended			
	Mar. 31	**Jun. 30**	**Sep. 30**	**Dec. 31**
Revenue	$ 116	$ 263	$ 91	$ 677
Operating loss	(1,763)	(2,118)	(2,675)	(2,144)
Net loss	$ (1,866)	$ (2,308)	$ (2,858)	$ (2,352)
Basic and diluted loss per common share	$ (0.14)	$ (0.18)	$ (0.22)	$ (0.18)

	2001 Quarter Ended			
	Mar. 31	**Jun. 30**	**Sep. 30**	**Dec. 31**
Revenue	$ 211	$ 10	$ 11	$ 11
Operating loss	(1,330)	(1,584)	(1,844)	(1,550)
Net loss	$ (1,171)	$ (1,517)	$ (1,744)	$ (1,595)
Basic and diluted loss per common share	$ (0.09)	$ (0.12)	$ (0.13)	$ (0.12)

Report of Independent Certified Public Accountants

Board of Directors and Stockholders

Access Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Access Pharmaceuticals, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Access Pharmaceuticals, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, " Goodwill and Other Intangible Assets" on January 1, 2002.

GRANT THORNTON LLP

Dallas, Texas
March 7, 2003

Selected Financial Data

(in thousands, except for net loss per share)

The following data has been derived from our audited consolidated financial statements and notes thereto appearing elsewhere herein and prior audited consolidated financial statements of Access and notes thereto. The data should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report.

	For the Year Ended December 31,				
	2002	**2001**	**2000**	**1999**	**1998**
Consolidated Statement of Operations Data:					
Total revenues	$ 1,147	$ 243	$ 107	$ 15	$ -
Operating loss	(8,700)	(6,308)	(6,058)	(3,364)	(3,433)
Interest and miscellaneous income	594	1,451	972	53	58
Interest expense	1,278	1,170	342	12	22
Net loss	(9,384)	(6,027)	(5,428)	(3,308)	(3,397)
Common Stock Data:					
Net loss per basic and diluted common share	$ (0.72)	$ (0.47)	$ (0.49)	$ (0.72)	$(1.28)
Weighted average basic and diluted common shares outstanding	13,104	12,857	11,042	4,611	2,650

	December 31,				
	2002	**2001**	**2000**	**1999**	**1998**
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short term investments	$ 9,776	$20,126	$25,809	$ 869	$ 1,487
Total assets	19,487	25,487	30,526	4,600	2,351
Deferred revenue	1,199	508	551	155	-
Convertible notes	13,530	13,530	13,530	-	-
Total liabilities	18,998	16,409	15,522	986	556
Total stockholders' equity	$ 489	$9,078	$15,004	$ 3,614	$ 1,795

Corporate
Information

Directors

Herbert H. McDade, Jr.
Chairman of the Board
Former Chairman and President of Armour Pharmaceuticals

Kerry P. Gray
President and Chief Executive Officer

Stuart M. Duty
Partner of Oracle Partners LP

J. Michael Flinn
Investment Consultant

Stephen B. Howell, M.D.
Professor of Medicine at the University of California San Diego
Director of the Cancer Pharmacology Program at the UCSD Cancer Center

Max Link, Ph.D.
Former CEO of Corange Ltd and Sandoz Pharma Ltd

John J. Meakem, Jr.
Former Chairman, President & CEO of Advanced Polymer Systems

Corporate Headquarters

Access Pharmaceuticals, Inc.
2600 Stemmons Freeway
Suite 176
Dallas, Texas 75207
214-905-5100
214-905-5101 (fax)
akc@accesspharma.com (e-mail)

Internet Web Site
http://www.accesspharma.com

Officers

Kerry P. Gray
President and Chief Executive Officer

David P. Nowotnik, Ph.D.
Senior Vice President
Research and Development

Stephen B. Thompson
Vice President and Chief Financial Officer

Corporate Counsel
Bingham McCutchen LLP
Boston, Massachusetts

Patent Counsel
Bingham McCutchen LLP
Palo Alto, California

Independent Auditors
Grant Thornton LLP
Dallas, Texas

Transfer Agent
American Stock Transfer & Trust Company
Shareholder Services
6201 15th Avenue, 3rd Floor
Brooklyn, New York 11219
718-921-8200
800-937-5449

Australian Office

Access Pharmaceuticals Australia Pty. Limited
Gregory J. Russell-Jones
Vice President of Targeted Therapeutics
28 Barcoo Street
Roseville NSW, 2069
Australia

Investor Relations

SEC Form 10-K
A copy of our annual report to the Securities and Exchange Commission on Form10-K is available without charge upon written request to:

Access Pharmaceuticals, Inc.
2600 Stemmons Freeway
Suite 176
Dallas, Texas 75207

Price Range of Common Stock

2002	High	Low
1st quarter	$ 5.74	$ 3.40
2nd quarter	$ 3.80	$ 1.40
3rd quarter	$ 2.85	$ 1.50
4th quarter	$ 2.18	$ 1.05

2001	High	Low
1st quarter	$ 5.95	$ 2.30
2nd quarter	$ 4.95	$ 2.49
3rd quarter	$ 4.00	$ 2.60
4th quarter	$ 4.52	$ 2.56

Our Common Stock trades on the American Stock Exchange under the trading symbol AKC.

No cash dividends have been paid on our Common Stock and we do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. As of April 10, 2003 there were approximately 5,600 holders of record of our Common Stock and the closing price on that date was $2.28.

2600 Stemmons Freeway
Suite 176
Dallas, TX 75207-2107
Phone: 214-905-5100
Fax: 214-905-5101
E-mail: akc@accesspharma.com
http://www.accesspharma.com